UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 000-29079
REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN

(Full title of the Plan)
Regent Communications, Inc.
2000 Fifth Third Center
511 Walnut Street
Cincinnati, OH 45202

(Name of Issuer of the securities held pursuant
to the Plan and address of its principal executive office)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
INDEX

Page
Number

Required Information:

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	5

Notes to Financial Statements	6

Additional Information: *

Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2008	14

Form 5500, Schedule H, Part IV, Line 4(j) — Schedule of Reportable Transactions for the year ended December 31, 2008	15

Form 5500, Schedule H, Part IV, Question 4a — Delinquent Participant Contributions for the year ended December 31, 2008	16
EX-23.1
Exhibits:
     23.1 Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Regent Communications, Inc. 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Regent Communications, Inc. 401(k) Profit Sharing Plan (“Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in the net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United State of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, (2) reportable transactions for the year ended December 31, 2008, and (3) delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Cincinnati, Ohio
June 24, 2009

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:

Investments	$7,689,502	$10,807,668

Receivables:
Participant contributions	52	45,247
Employer contributions	110,330	122,321

Total receivables	110,382	167,568

Total Assets	$7,799,884	$10,975,236

Liabilities:

Due to Plan Administrator	$17,138	$—

Total Liabilities	$17,138	$—

Net assets available for benefits	$7,782,746	$10,975,236

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2008

For the Year Ended
December 31,
2008

Investment (loss) income:
Net depreciation in fair value of investments (See Note 3)	$(4,885,060)
Dividends and interest	260,939
Less investment expenses	7,923

Total investment loss	(4,632,044)

Contributions:
Participant contributions	1,494,417
Employer contributions, net of forfeitures	497,716

Total contributions	1,992,133

Total	(2,639,911)

Deductions

Benefits paid to participants	552,579

Net decrease	(3,192,490)

Net assets available for benefits:
Beginning of year	10,975,236

End of year	$7,782,746

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
The following description of the Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.
a.	General — The Plan is a defined contribution plan covering all employees (other than non-resident aliens, foreign aliens temporarily residing in the United Sates, and employees who are clerks, interns, co-op students or employed for the sole purpose of completing a specified project of limited duration) of Regent Communications, Inc. (the “Company”) and its affiliates, who have at least one year of service with at least 1,000 hours of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

b.	Contributions — Eligible participants may elect to have a percentage of their pre-tax annual compensation, as defined in the Plan, contributed to the Plan, subject to Internal Revenue Service (“IRS”) limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These amounts are included in participant contributions in the Statement of Changes in Net Assets Available for Benefits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 50 percent of the first six percent of compensation that a participant contributes to the Plan. The Company matching contribution is invested directly in Regent Communications, Inc. common stock. At their discretion, participants may later direct the investment of matching contributions among other investment options made available through the Plan. The Company may, at its discretion, make additional contributions to the Plan. Effective January 14, 2009, the Company suspended matching contributions to the Plan.

c.	Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may change their investment allocation elections daily and may change their contribution percentage on a monthly basis.

d.	Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in a percentage of Company contributions plus actual earnings thereon as follows:

Years of Credited Vesting Service	Vesting Percentage

Less than two years	0%
Two but less than three years	33.3%
Three but less than four years	66.6%
Four or more years	100%

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
e.	Participant Loans — Participants who are actively employed may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants pay all loan fees and interest on loans. All loans must be adequately secured, and participants must use up to one-half of their vested account balance in the Plan as collateral. The loans bear interest at prevailing rates charged by banks for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. Loans generally must be repaid within five years. Participant loans were $189,705 and $205,354 at December 31, 2008 and 2007, respectively.

f.	Payment of Benefits — Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and less than or equal to $1,000 will be automatically distributed to the participant. Participants whose accounts are vested and have a balance greater than $1,000 but less than or equal to $5,000 must elect in writing whether to receive the distribution directly or have it paid directly to an eligible retirement plan of their choice. If no written election is made, the Plan Administrator will distribute the funds in a direct rollover to an individual retirement plan of its choice. Participant accounts in excess of $5,000 will not be distributed to the participant before they attain age 65, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

g.	Forfeitures — At December 31, 2008 and 2007, forfeited non-vested accounts totaled approximately $2,949 and $5,636, respectively. These accounts may be used to reduce future employer contributions or may be used to pay administrative expenses of the Plan.

h.	Plan Administration and Expenses — Certain administrative expenses of the Plan are paid by the Company. The Company is the Plan Administrator, and the Plan’s trustee is Fidelity Management Trust Company. In 2008, the Company instituted a policy whereby terminated participants are required to pay their own quarterly administration fee to the plan record keeper.
2. SUMMARY OF ACCOUNTING POLICIES
a.	Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
c.	Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of participant loans approximates the carrying value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses of investments sold during the year and the unrealized (depreciation) appreciation on those investments held at year end.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis. They are reflected as a reduction of investment income.

d.	Risks and Uncertainties — The investments are subject to market risk. The degree of market risk for individual funds varies based upon the applicable underlying assets, among other things. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

e.	Payment of Benefits — Benefits are recorded in the period participants request distribution of payment.

f.	Contributions — Employee contributions are recorded in the period during which the Company makes the payroll deductions from the participants’ compensation. Employer contributions generally are contributed in the quarter subsequent to the one in which the match is granted.

g.	Due to Plan Administrator — The Plan is required to return contributions received during the Plan year in excess of Internal Revenue Code and Plan limits. During the 2008 Plan year, certain contributions were refunded to participants by the Company. The Company, on behalf of the Plan, refunded these contributions in 2008 and the Company was reimbursed these amounts by the Plan in January 2009.

h.	New Accounting Pronouncements — Effective January 1, 2008, the Plan prospectively adopted the provisions Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS 157 had no impact on the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits; however, additional disclosures are required as set forth in Note 9.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
3. INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2008	2007
**Fidelity Capital Appreciation Fund; 58,405 shares and 58,191 shares, respectively	$918,708	$1,557,183
**Fidelity Contrafund; 19,065 shares and 16,386 shares, respectively	862,880	1,197,965
**Fidelity Freedom 2020 Fund; 78,515 shares and 64,694 shares, respectively	789,078	1,022,809
**Fidelity International Discovery Fund; 45,348 shares and 44,604 shares, respectively	1,071,582	1,921,535
**Fidelity Large Cap Value Fund; 50,390 shares and 51,473 shares, respectively	430,830	746,355
**Fidelity U.S. Bond Index Fund; 93,112 shares and 79,041 shares, respectively	1,004,676	860,757
Spartan U.S. Equity Index Fund; 23,706 shares and 22,027 shares, respectively	756,229	1,143,203
**Fidelity Retirement Money Market Portfolio; 769,603 shares	769,603	***
**Regent Communications, Inc. common stock; 491,571 shares*	***	757,214

*	Nonparticipant-directed

**	Party-in-interest

***	Less than 5%
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,885,060 as follows:

Mutual funds	$(3,745,725)
Regent Communications, Inc. common stock	(1,139,335)

Net depreciation in fair value of investments	$(4,885,060)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
4. NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the change in nonparticipant-directed investments is as follows:

Year Ended
December 31, 2008
Changes in Regent Communications, Inc. common stock:
Participant contributions	$2,714
Employer contributions	497,716
Change in employer receivable	11,991
Net depreciation	(1,139,335)
Benefits paid to participants	(25,705)
Net transfers to participant-directed investments	(11,749)
Administrative fee	(2,103)

Net Change in Regent Communications, Inc. common stock	(666,471)
Regent Communications, Inc. common stock, Beginning of Year	757,214

Regent Communications, Inc. common stock, End of Year	$90,743

5. PLAN TERMINATION
Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions. Effective January 14, 2009, the Company suspended matching contributions to the Plan.
6. TAX STATUS
The Plan obtained a determination letter dated May 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Effective as of November 1, 2005, the Company adopted a Fidelity non-standardized prototype document. On February 3, 2006, the Company requested a new tax determination letter from the Internal Revenue Service for the restated plan. The Internal Revenue Service responded with a letter stating that the Plan must be restated in its entirety and may reapply for a new tax determination letter by April 30, 2010. The Company is in the process of preparing for the restatement. The Company believes that the Plan is currently designed (subject to its pending restatement) and being operated in compliance with the applicable requirements of the Internal Revenue Code, except for certain administrative issues that were discovered by the Company. In order to prevent the Plan from incurring a qualification defect, the Plan’s sponsor will take the necessary corrective actions in accordance with the acceptable

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
correction methods of the Employee Plans Compliance Resolution System (“EPCRS”). The Plan sponsor is in the process of taking the necessary corrective steps, and as a result believes the Plan will maintain its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain investments of the Plan are shares of mutual funds managed by Fidelity Management Trust Company, trustee of the Plan. These transactions qualify as party-in-interest transactions. The Plan was charged for fees related to the management of these investments.
At December 31, 2008 and 2007, the Plan held 1,020,131 and 491,571 shares, respectively, of common stock of Regent Communications, Inc., the sponsoring employer, with a cost basis of $2,328,189 and $2,042,539, respectively.
8. PLAN AMENDMENTS
No amendments were adopted by the Plan during the 2008 Plan year.
9. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Level 2: Observable inputs other than Level 1 prices, such as: quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Plan’s financial assets reflected in the financial statements at fair value include Regent Communications, Inc. common stock, mutual funds and participant loans. Fair value for Regent Communications, Inc. common stock and mutual funds are determined utilizing quoted market prices at each period. Participant loans are valued at the outstanding principal balance plus accrued interest, which approximates fair value.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

		Quoted Market		Significant
		Prices for	Significant Other	Unobservable
		Identical Assets —	Observable Inputs —	Inputs —
Financial Asset	December 31, 2008	Level 1	Level 2	Level 3
Assets:
Common stock	$90,743	$90,743
Mutual funds	$7,409,054	$7,409,054
Participant loans	$189,705		$189,705
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

2008
Net assets available for benefits per the financial statements	$7,782,746
Certain deemed distributions of participant loans and related interest	(8,186)

Net assets available for benefits per the Form 5500	$7,774,560

The following is a reconciliation of total investments at fair value per the financial statements to total investments per the Form 5500 Schedule of Assets (Held at End of Year) as of December 31, 2008:

2008
Total investments per the financial statements	$7,689,502
Certain deemed distributions of participant loans and related interest	(8,186)

Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$7,681,316

For the year ended December 31, 2008, the following is a reconciliation of net investment loss per the financial statements to the Form 5500:

2008
Total net investment loss per the financial statements	$(4,632,044)
Less: interest on deemed distributions	(348)
Plus: investment expenses	7,923

Total loss on investments per the Form 5500	$(4,624,469)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2008, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

2008
Total distributions to participants per the financial statements	$(552,579)
Plus: current year deemed distributions	(7,853)
Less: loans deemed distributed in prior year	(292)

Total distributions to participants per the Form 5500	$(560,140)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	NUMBER		MARKET
NAME OF ISSUER AND TITLE OF ISSUE	OF SHARES	COST	VALUE

American Beacon Large Cap Value Fund- Plan Ahead Class	1,784	**	$23,384
***Fidelity Capital Appreciation Fund	58,405	**	918,708
***Fidelity Contrafund	19,065	**	862,880
***Fidelity Freedom 2000 Fund	9,124	**	91,693
***Fidelity Freedom 2005 Fund	330	**	2,765
***Fidelity Freedom 2010 Fund	1,600	**	16,575
***Fidelity Freedom 2015 Fund	7,314	**	62,606
***Fidelity Freedom 2020 Fund	78,515	**	789,078
***Fidelity Freedom 2025 Fund	2,630	**	21,649
***Fidelity Freedom 2030 Fund	11,930	**	116,436
***Fidelity Freedom 2035 Fund	11,622	**	93,327
***Fidelity Freedom 2040 Fund	3,284	**	18,356
***Fidelity Freedom 2045 Fund	138	**	906
***Fidelity Freedom 2050 Fund	115	**	740
***Fidelity Freedom Income Fund	127	**	1,211
***Fidelity International Discovery Fund	45,348	**	1,071,582
***Fidelity Large Cap Value Fund	50,390	**	430,830
***Fidelity Retirement Money Market Portfolio	769,603	**	769,603
***Fidelity Small Cap Stock Fund	404	**	3,956
***Fidelity U.S. Bond Index Fund	93,112	**	1,004,676
Legg Mason Value Trust Financial Intermediary	6,992	**	204,364
Neuberger Berman International- Trust Class	1,869	**	22,703
RS Partners	4,358	**	78,440
Spartan U.S. Equity Index Fund	23,706	**	756,229
Third Avenue Value Fund	1,411	**	46,357
***Regent Communications, Inc. common stock*	1,020,131	$2,328,189	90,743
***Participant Loans (interest rates range from 5.00% to 9.25%)	—	**	181,519

Grand Total			$7,681,316

*	Nonparticipant-directed investment

**	This information is not required for participant-directed accounts.

***	Party-in-interest

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, PART IV, LINE 4(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

					Current Value	Net
Identity of	Description of	Purchase	Selling	Cost of	of Asset on	Gain
Party Involved	Asset	Price	Price	Asset	Transaction Date	(Loss)

SINGLE TRANSACTIONS

None.

SERIES TRANSACTIONS

*Regent Communications, Inc.	common stock	$509,707	$—	$509,707	$509,707	$—
The above totals reflect the activity of 4 transactions.

*	Party-in-interest

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECMEBER 31, 2008

	Relationship to Plan,
Identity of	Employer, or Other	Description of
Party Involved	Party-in-Interest	Transaction	Amount

Regent Communications, Inc.	Employer/Plan Sponsor	Participant contributions for employees	$199
		were not funded within the time period
		prescribed by D.O.L. Regulation
		2510.3-102. The April 5, 2007
		participant contributions were deposited
		on January 22, 2008.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
Date: June 24, 2009	/s/ Ginger A. Scherbarth
Ginger A. Scherbarth
Director of Human Resources Regent Communications, Inc.